UTi Worldwide Inc. c/o UTi, Services, Inc. 100 Oceangate, Suite 1500 Long Beach, California 90802

March 2, 2015

VIA EDGAR

Mr. Lyn Shenk

Branch Chief

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3561

Re:	UTi Worldwide Inc.

Form 10-K for Fiscal Year Ended January 31, 2014

Filed on March 31, 2014

File No. 000-31869

Dear Mr. Shenk:

We have received your letter dated January 27, 2015 regarding the above-referenced filings and have prepared the following responses to address your inquiries. For your convenience, we have included the Staff’s comments and our responses correspond to the format and numbered comments of your letter.

General

1.	You stated in your letter to us dated August 18, 2011 that you provided services in Syria through third-party independent agents. You state on page 64 that as a result of providing services worldwide, you operate with many currencies, including the key currencies of Latin America and Africa, regions that can be understood to include Cuba and Sudan. Cuba, Sudan, and Syria are identified by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. You do not discuss in the Form 10-K contacts with Cuba, Sudan or Syria. Please provide us with information regarding your contacts with Cuba, Sudan and Syria since the referenced letter. You should describe any services you have provided into Cuba, Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Cuba, Sudan and Syria or entities they control.

Mr. Lyn Shenk

U.S. Securities & Exchange Commission

March 2, 2015

UTi Worldwide Inc. (the “Company”) is a global provider of freight forwarding and logistics services and the Company derives a majority of its revenues from outside the United States. Many of the Company’s customers are non-U.S. persons who move goods from one foreign country to another.

The Company does not have any Company-owned offices, subsidiaries, assets, employees, liabilities or investments in the countries of Cuba, Sudan or Syria. As indicated in our SEC filings, in addition to our Company-owned offices, the Company serves its customers through a network of independent, third-party-owned agent offices. The Company does not engage the services of any independent third party agents in Cuba or Sudan. The Company presently engages the services of an independent, third-party-owned agent in Syria for transactions that are authorized under U.S. law and regulations.

Since the date of the referenced letter, the Company’s contacts with Cuba, Sudan and Syria have been limited to arranging a limited number of shipments on behalf of the Company’s clients into Syria and Sudan as the Company did not facilitate any shipments on behalf of the Company’s clients to/from Cuba. To the Company’s knowledge, such transactions comply with applicable U.S. law and regulations.

To its knowledge, the Company does not have any agreements, arrangements or contracts with the governments of Cuba, Sudan or Syria or entities they control.

The Company understands that the U.S. government maintains certain controls, restrictions and prohibitions on transactions involving Cuba, Sudan and Syria. In this regard, the Company maintains internal protocols addressing compliance with the U.S. trade and sanctions requirements.

2.	Please discuss the materiality of any contacts with Cuba, Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Cuba, Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan and Syria.

Mr. Lyn Shenk

U.S. Securities & Exchange Commission

March 2, 2015

The Company believes that its level of activities with respect to Cuba, Sudan and Syria are immaterial from both a quantitative and qualitative perspective. In addition, the Company does not believe that its activities with the countries of Cuba, Sudan and Syria constitute a material risk for the Company’s security holders. Furthermore, the Company believes that it has appropriately disclosed to investors the related risks associated with its international operations.

As previously indicated, the Company has no company-owned offices, subsidiaries, assets, employees, liabilities or investments in the countries of Cuba, Sudan or Syria. In addition, the Company estimates that in each of its last three completed fiscal years, the Company’s revenues resulting from shipments with respect to such countries in the aggregate were less than 0.01 percent of the Company’s total revenues for such periods. The Company believes that such levels of revenue are immaterial to investors.

From a qualitative perspective, the Company strives to comply with applicable laws and regulations relating to transactions involving Cuba, Sudan and Syria and, as indicated earlier, maintains internal protocols addressing compliance with the U.S. trade and sanctions requirements. In addition, the Company has appropriately informed its security holders of the risks of its international operations, including risks related to trade laws and trade regulations. For example, on page 8 of its Form 10-K for the fiscal year ended January 31, 2014 (the “2014 Form 10-K”) the Company discloses that it is required to comply with, among other regulations, export regulations of the U.S. Department of State and the U.S. Department of Commerce and that the Company’s failure to comply with applicable regulations or to maintain required permits or licenses could result in substantial fines or the revocation of operating permits or licenses. In addition, on page 16 of the 2014 Form 10-K, the Company discloses that its international presence exposes the Company to potential difficulties and risks associated with distant operations and to various global, regional and local economic, regulatory, political and other uncertainties and risks. The disclosure indicates that the Company conducts business throughout the world and that a majority of its business is conducted outside of the United States. Trade laws and other trade restrictions as well as changes in international and domestic customs regulations and security requirements are among the factors specifically identified as influencing the Company’s international operations.

Finally, the Company is aware that certain types of investors, such as various state and municipal governments, universities and others, have proposed or adopted divestment or similar initiatives regarding investments in companies that do business with U.S.-designated state sponsors of terrorism. In this regard, the Company is not aware that its investor relations department has received inquiries or questions about the Company’s activities with Cuba, Sudan and Syria.

Mr. Lyn Shenk

U.S. Securities & Exchange Commission

March 2, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 30

Discussion of Operating Results, page 35

Fiscal Year Ended January 31, 2014 Compared to Fiscal Year Ended January 31, 2013, page 37

3.	You attributed the customs brokerage and other revenues increase in 2014 partially to differences in classification between the presentation of product line revenue and purchase transportation cost information in certain operating locations. Please revise to quantify the freight forwarding transactions that are now classified as customs brokerage and other revenues for 2014.

In connection with the implementation of the Company’s new freight forwarding operating system, certain freight forwarding transactions are now classified in a manner different than the legacy freight forwarding applications. The most significant classification difference relates to the treatment of delivery-related revenue and purchased transportation expense related to ocean-freight import shipments where the Company does not facilitate the in-bound air and ocean shipments. These activities were previously recognized in the air and/or ocean product and they are now recognized in the customs brokerage product.

In order to determine a consistent classification for periods prior to the new freight forwarding operating system implementation, the individual transactions, of which there is a substantial number, in those prior periods, would need to be processed through the new operating system. In many cases, components of the legacy transactions would be included in differing line items based upon individual charge components tracked in the new operating system but not in the legacy applications, which further complicates arriving at comparable numbers in previous periods. As discussed in the MD&A on page 36 of the 2014 Form 10-K, determining the specific amounts associated with these classifications would be impracticable given the volume of individual transactions and lack of the new system environment in those prior periods. Although specific quantification is not possible, the Company believes the potential magnitude of the impact from one period compared to prior comparable periods would not exceed $20.0 million and the Company intends to include such disclosure in its Form 10-K for the fiscal year ended January 31, 2015 (the “2015 Form 10-K”).

Liquidity and Capital Resources, page 49

For Year Ended January 31, 2014 Compared to Fiscal Year Ended January 31, 2013, page 50

4.	We note your roll forward schedules for trade receivables and trade payables for fiscal years 2014, 2013 and 2012 on pages 51 and 53. You collected approximately $177 million more than your gross billings during 2014. However, the net cash flow from billings and collections is described as a net cash outflow in the schedule. Please revise or advise. In addition, the trade receivables amount collected and the trade payables paid during 2013 differ from the amounts stated in your response letter dated February 18, 2014. Please advise.

Mr. Lyn Shenk

U.S. Securities & Exchange Commission

March 2, 2015

We acknowledge the Staff’s comments. In regards to the Staff’s comment on the roll forward schedules on pages 51 and 53, we acknowledge that there was a formulaic error in the tables whereby the amounts collected were misstated, however, no changes are necessary for the primary measures of gross billings or net cash outflow (inflow) from billings and collections. The corrected figures are as follows:

	Fiscal years ended January 31,
	2014		2013		2012
	As corrected	As presented	As corrected	As presented	As corrected	As presented
Gross billings	8,608,199	8,608,199	8,710,196	8,710,196	9,148,592	9,148,592
Amounts collected	(8,431,301)	(8,785,097)	(8,711,757)	(8,708,635)	(9,048,902)	(9,248,282)
Net cash outflow (inflow) from billings and collections	176,898	176,898	(1,561)	(1,561)	99,690	99,690

In addition, we acknowledge that the trade receivables amount collected and the trade payables paid during 2013 incorrectly differ from the amounts stated in our response letter dated February 18, 2014 due to a similar formulaic error.

We respectfully submit that we will correct such disclosures in our 2015 Form 10-K.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Richard Rodick

Richard Rodick
Chief Financial Officer